Exhibit 99.31

Form 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Midas Gold Corp. (the “Company”)

Suite 890 - 999 West Hastings Street

Vancouver, BC

V6C 2W2

Item 2	Date of Material Change

June 10, 2019 and June 19, 2019

Item 3	News Release

News releases dated and issued on June 10, 2019 and June 19, 2019, respectively, and disseminated through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) (the “News Releases”).

Item 4	Summary of Material Change

On June 10, 2019, the Company announced that it had entered into an agreement with RBC Capital Markets and BMO Capital Markets (as co-lead underwriters) and a syndicate of underwriters (collectively, the “Underwriters”) in connection with a bought deal public offering of 33,200,000 common shares (the “Offered Shares”) at a price of C$0.60 per share for aggregate gross proceeds of approximately C$19.9 million (the “Offering”).

On June 19, 2019, the Company announced that the Offering was completed on the terms as previously announced.

Item 5.1	Full Description of Material Change

The Company completed the Offering through the Underwriters pursuant to which the Company issued an aggregate of 33,200,000 Offered Shares at a price of C$0.60 per share for gross proceeds of C$19,920,000.

Paulson & Co. Inc. (“Paulson”) purchased 9,664,520 Offered Shares to maintain its pro rata interest of 29.11% of outstanding common shares on a partially diluted basis assuming conversion of only the outstanding senior unsecured convertible notes held by Paulson (and no other outstanding convertible securities of the Company) into common shares, pursuant to Paulson’s contractual participation right under the investor rights agreement dated March 17, 2016, as amended May 9, 2018, between Paulson, Idaho Gold Resources Company, LLC (a subsidiary of Midas Gold) and the Company.

Barrick Gold Corporation (“Barrick”) purchased 7,274,142 Offered Shares, pursuant to its contractual participation commitment under the investor rights agreement dated May 16, 2018, as amended March 24, 2019, May 15, 2019 and May 24, 2019 between Barrick and the Company. Upon completion of the Offering, Barrick has a 19.9% ownership interest of all outstanding common shares of the Company.

By virtue of the participation of Paulson and Barrick (collectively, the “Insiders”), both of which are insiders of the Company, the Offering constituted to that extent a “related party transaction” under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The directors of the Company determined that the Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 as at the time the Offering was agreed to, neither the fair market value of the securities to be distributed in the Offering nor the consideration to be received for those securities, insofar as the Offering involves the Insiders, exceeded 25% of the Company’s market capitalization.

The Company did not file a material change report more than 21 days before the expected closing of the Offering as the details of the Offering and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wished to close the Offering on an expedited basis for sound business reasons.

See also the News Releases, copies of which are attached as Schedules “A” and “B”, respectively, hereto.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Contact:	Liz Monger, Manager, Investor Relations & Corporate Secretary
Telephone:	(778) 724-4704

Item 9	Date of Report

June 20, 2019

Schedule “A”

News Release dated June 10, 2019

(see attached)

June 10, 2019 #2019-10

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Midas Gold Corp. Announces Bought Deal Public Offering

Vancouver, June 10, 2019 – Midas Gold Corp. (TSX:MAX, OTCQX:MDRPF) (“Midas Gold” or the “Company”) has today entered into an agreement with RBC Capital Markets and BMO Capital Markets (as co-lead underwriters) and a syndicate of underwriters (collectively, the “Underwriters”) in connection with a bought deal public offering (the “Offering”) of 33,200,000 common shares of the Company (the “Common Shares”). The Common Shares will be offered at a price of C$0.60 per Common Share for gross proceeds of approximately C$19.9 million.

The proceeds from the sale of the Common Shares will be used to advance the feasibility study on, and permitting for, the redevelopment and restoration of the Stibnite Gold Project, Idaho, and general working capital.

Paulson & Co. Inc. (“Paulson”) has indicated its intent, by participating in the Offering, to maintain its pro rata interest of 29.11% of outstanding Common Shares, on a partially diluted basis assuming conversion of only the outstanding senior unsecured convertible notes held by Paulson (and no other outstanding convertible securities of the Company) into Common Shares, pursuant to Paulson's contractual participation right under the investor rights agreement dated March 17, 2016, as amended May 9, 2018, between Paulson, Idaho Gold Resources Company, LLC (a subsidiary of Midas Gold) and the Company.

Barrick Gold Corporation (“Barrick”), a 19.6% shareholder of the Company, pursuant to its contractual participation commitment under the investor rights agreement dated May 16, 2018, as amended March 24, 2019, May 15, 2019 and May 24, 2019 between Barrick and the Company, has indicated its intent to acquire, through participation in the Offering, such number of Common Shares as will allow Barrick to have a 19.9% ownership interest of all outstanding Common Shares upon completion of the Offering.

The Common Shares to be issued under the Offering will be offered in accordance with the terms of a prospectus supplement in all provinces in Canada except Quebec and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and such other jurisdictions as may be agreed upon by the Company and the Underwriters.

Closing of the Offering is expected to occur on or about June 19, 2019 and is subject to regulatory approval including that of the Toronto Stock Exchange.

This press release is not an offer or a solicitation of an offer of securities for sale in the United States. The Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Caution Regarding Forward Looking Information:

This news release contains forward-looking statements regarding the Offering, closing of the Offering, use of proceeds of the Offering, the filing of one or more prospectus supplements, and continued advancement of the Stibnite Gold Project. These forward-looking statements are provided as of the date of this news release, or the effective date of the documents referred to in this news release, as applicable, and reflect predictions, expectations or beliefs regarding future events based on the Company's beliefs at the time the statements were made, as well as various assumptions made by and information currently available to them. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of any shelf prospectus filings and related offerings will be obtained in a timely manner; that all conditions precedent to the completion of the Offering will be satisfied in a timely manner; that general economic and business conditions will not change in a materially adverse manner; and that the Company will be able to raise additional funds on reasonable terms. Although management considers these assumptions to be reasonable based on information available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions on which they are based do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the expectations expressed in them. These risk factors may be generally stated as the risk that the assumptions expressed above do not occur, but specifically include, without limitation, risks relating to: general market conditions; the Company’s ability to secure financing, on favourable terms, pursuant to the Company's final short form base shelf prospectus dated April 4, 2019 (the “Shelf Prospectus”) and any prospectus supplements; and the additional risks described in the Shelf Prospectus and the Company's latest Annual Information Form, and other disclosure documents filed by the Company on SEDAR. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on behalf of the Company, except as required by law.

Schedule “B”

News Release dated June 19, 2019

(see attached)

June 19, 2019 #2019-11

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Midas Gold Corp. Announces Closing of C$19.9 Million Bought Deal Public Offering

Funds to be used to advance the Stibnite Gold Project, Idaho

June 19, 2019 – Midas Gold Corp. (TSX:MAX, OTCQX:MDRPF) (“Midas Gold” or the “Company”) is pleased to announce that it has closed the previously announced bought deal equity financing (the “Offering”) led by RBC Capital Markets and BMO Capital Markets (as co-lead underwriters) and including Haywood Securities Inc. The Company has issued 33,200,000 common shares (the “Offered Shares”) at a price of C$0.60 per Offered Share for aggregate gross proceeds of C$19,920,000. The Offered Shares were qualified for distribution by a prospectus supplement dated June 12, 2019 to the Company’s existing Canadian base shelf prospectus dated April 4, 2019.

The net proceeds from the sale of the Offered Shares will be used to advance the feasibility study on, and permitting for, the redevelopment and restoration of the Stibnite Gold Project, Idaho, and for general working capital purposes.

Paulson & Co. Inc. (“Paulson”) purchased 9,664,520 Offered Shares to maintain its pro rata interest of 29.11% of outstanding common shares on a partially diluted basis assuming conversion of only the outstanding senior unsecured convertible notes held by Paulson (and no other outstanding convertible securities of the Company) into common shares, pursuant to Paulson's contractual participation right under the investor rights agreement dated March 17, 2016, as amended May 9, 2018, between Paulson, Idaho Gold Resources Company, LLC (a subsidiary of Midas Gold) and the Company.

Barrick Gold Corporation (“Barrick”) purchased 7,274,142 Offered Shares, pursuant to its contractual participation commitment under the investor rights agreement dated May 16, 2018, as amended March 24, 2019, May 15, 2019 and May 24, 2019 between Barrick and the Company. Upon completion of the Offering, Barrick has a 19.9% ownership interest of all outstanding common shares of the Company.

By virtue of the participation of Paulson and Barrick, both of which are insiders of the Company, the Offering constituted a "related party transaction" under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to subsections 5.5(a) and 5.7(1)(a) thereunder.

This press release is not an offer or a solicitation of an offer of securities for sale in the United States. The Offered Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Midas Gold and the Stibnite Gold Project

Midas Gold, through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

Caution Regarding Forward Looking Information:

This news release contains forward-looking statements regarding the use of proceeds of the Offering and continued advancement of the Stibnite Gold Project. These forward-looking statements are provided as of the date of this news release, or the effective date of the documents referred to in this news release, as applicable, and reflect predictions, expectations or beliefs regarding future events based on the Company's beliefs at the time the statements were made, as well as various assumptions made by and information currently available to them. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, that general economic and business conditions will not change in a materially adverse manner. Although management considers these assumptions to be reasonable based on information available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions on which they are based do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the expectations expressed in them. These risk factors may be generally stated as the risk that the assumptions expressed above do not occur, but specifically include, without limitation, risks relating to general market conditions and the additional risks described in the Company's final short form base shelf prospectus dated April 4, 2019 and prospectus supplement dated June 12, 2019, the Company's latest Annual Information Form, and other disclosure documents filed by the Company on SEDAR. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on behalf of the Company, except as required by law.